FIRST AMENDMENT TO

Southwestern Energy Company 401(k) Savings Plan

Pursuant to Article XVI, Section 16.1, of the Plan Document for the Southwestern Energy Company 401(k) Savings Plan (the "Plan"), Southwestern Energy Company (the "Employer") hereby amends the Plan, effective January 1, 1999, as follows:

Section E.2 of the Adoption Agreement is hereby amended by substituting the following requirements effective January 1, 1999:
E. Plan Compensation

[NOTE: Plan Compensation will be used for nondiscrimination testing unless the Plan Administrator expressly directs that a different definition of compensation be used for such testing for a particular Plan Year. Testing compensation may be used to determine an Employer Qualified Profit Sharing Contribution if so elected in K.5. notwithstanding the elections in this Item E.]

Plan Compensation: [Plan Sec. 2.56]

E.1. Plan Compensation means ... [check one]:

a. [X] earnings required to be reported in the Wages, Tips and Other Compensation box of Form W-2.

b. [ ] earnings for purposes of Code Section  415(c)(3).

c. [ ] earnings for purposes of federal income tax withholding.

[NOTE: Unless specifically excluded below, Plan Compensation includes Employee Pre-Tax Contributions, other Elective Deferrals and amounts that are excluded from income under Code Section  125.]

E.2. Plan Compensation does not include ... [check each that applies]:
		With respect to the Employer Safe-Harbor, Regular or Qualified Matching Component	With respect to the Employer Safe-Harbor, Regular or Qualified* Profit Sharing Component
	a.	[ ]	[ ]	Employee Pre-Tax Contributions and other Elective Deferrals.
	b.	[ ]	[ ]	amounts that are excluded from income under Code Section 125 (cafeteria plan).
	c.	[ ]	[ ]	reimbursements or other expense allowances, fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits.
* Except as otherwise elected in K.5. with respect to the Employer Qualified Profit Sharing Component.

[NOTE: The following exclusions (d. through k.) do not apply for purposes of the Employer Safe-Harbor Matching or Safe-Harbor Profit Sharing Component. Also, the exclusions do not apply for purposes of the Employer Regular Profit Sharing Component if Employer Regular Profit Sharing Contributions are determined or allocated under an integrated formula.] [NOTE: Excluding any of the following items will require the definition of Plan Compensation to be tested for discrimination under Code Section  414(s).]

	d.	[ ]	[ ]

amounts in excess of $     . [NOTE: The amount that may be taken into account for a Plan Year is already limited under Code Section  401(a)(17). Include an amount here only if a limit less than the otherwise applicable limit is intended.]

e.	[ ]	[ ]	severance pay paid at or prior to Termination of Service. [NOTE: Severance pay or other amounts paid after Termination of Service are automatically excluded.]
f.	[X]	[ ]	bonuses.
g.	[ ]	[ ]	commissions.
h.	[X]	[ ]	overtime. [NOTE: Excluding overtime payments with respect to certain contribution types may raise issues under Federal and/or State Wage and Hour Laws.]
i.	[X]	[ ]	amounts paid in any form other than cash.
j.	[X]	[ ]	amounts contributed under the following incentive, bonus or equity plan(s) [specify]: Auto Allowances and Taxable Relocation Payments .
[NOTE: Amounts paid after an Employee ceases to be an Active Participant in any Component are automatically excluded from Plan Compensation for that Component.]

As evidence of the adoption of this amendment, Southwestern Energy Company and Scudder Trust Company have caused this amendment to be executed.
Southwestern Energy Company:	Scudder Trust Company:
By:	By:
Title:	Title:
Date:	Date: